CITIGROUP MORTGAGE LOAN TRUST INC.
390 GREENWICH STREET
NEW YORK, NEW YORK 10013

April 29, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Michelle Lacko and Amanda Ravitz

Re:	Citigroup Mortgage Loan Trust Inc. (the “Registrant”)
Registration No. 333-163631
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement No. 333-163631 to 2:00 p.m., Eastern Standard Time, April 30, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CITIGROUP MORTGAGE LOAN TRUST INC.

By:	/s/ Susan Mills
	Name:	Susan Mills
	Title:	Vice President